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You felt it brewing. You saw the countdown. And now you get first access.

Today, we're officially inviting our MAKA community (that's you!) to invest in the brand you've helped build.

We've launched our first-ever community investment round on Wefunder.

That means anyone, including you, can now invest in the organic, plant-based energy movement we've been building together.

Why now?

We've won awards. We've sold over $1M worth of MAKA. And now we're scaling with new flavors, improved branding, and an imminent growth push.

But we didn't want to raise from just VCs and big institutions. We wanted to open this up to our customers, fans, and believers first.

How it works:

Wefunder lets you invest in MAKA for as little as $100. You'll be joining other early supporters who believe in our mission and get access to some pretty sweet perks along the way. (Think: free product, exclusive drops, and investor-only benefits.)

🎯 This is early access. We haven't announced this publicly yet, so now's your chance to get in before the buzz spreads.

We're excited. And we hope you are too.

👉 Reserve your investment here


Thank you for being part of our journey,
Brian & The MAKA Team

P.S. Got questions? You can ask them right on our Wefunder campaign page!

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

